June 10, 2019
via EDGAR
Division of Corporation Finance
Office of Healthcare & Insurance
SECURITIES AND EXCHANGE COMMISION
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark Brunhofer Sharon Blume
Re:    Trupanion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 14, 2019
File No. 001-36537

Ladies and Gentlemen:
By letter dated June 6, 2019 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2018 (the “Form 10-K”) of Trupanion, Inc. (“Trupanion”, or the "Company"). Set forth below is Trupanion’s responses to the Staff’s comment in the Comment Letter. The Staff’s comment is retyped below in bold-face type for your ease of reference and is followed by Trupanion’s response.
Form 10-K for Fiscal Year Ended December 31, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Reserve for Veterinary Invoices, page 56

1.
The sentence you highlight in response to prior comment 3 is a statement of historical fact related to subsequent development of your reserve recorded at December 31, 2017. The sentence we highlighted in our prior comment was forward-looking. As you identify the reserve for veterinary invoices as a critical accounting estimate, please represent to us that in future filings you will reinstate a similar sentence, if it is true, or that you will add the sensitivity analysis related to reasonably likely changes in your underlying reserving assumptions for your claims reserve for veterinary invoices consistent with Section V of Release No. 33-8350 Commission guidance regarding managements' discussion and analysis of financial condition and results of operations.

Company Response:
In future filings, the Company will reinstate a sentence similar to the one the Staff has identified, or, if such disclosure would not be true at the time of the filing, the Company will add a sensitivity analysis related to reasonably likely changes in its underlying reserving assumptions for the claims reserve for veterinary invoices, consistent with Section V of SEC Release No. 33-8350.

If you would like any additional information about this letter, please do not hesitate to contact me at +1 (206) 607-1924 or gavin.friedman@trupanion.com.

Very truly yours,

/s/ Gavin Friedman
Gavin Friedman, General Counsel

cc:	Tricia Plouf, Chief Financial Officer
Asher Bearman, Chief Strategy Officer